December 22, 2025

VIA EDGAR TRANSMISSION

Kenneth Ellington

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:       Eubel Brady & Suttman Mutual Fund Trust; File Nos. 333-195475, 811-22960

Dear Mr. Ellington:

On December 16, 2025, you provided oral comments on the Form N-CSR filing for Eubel Brady & Suttman Mutual Fund Trust (the “Registrant”) for the year ended July 31, 2025. Please find below the Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1. Note 1 in the Notes to Financial Statements indicates that the adviser serves as the chief operating decision maker (“CODM”). Please explain how all personnel at the adviser are “a group” for purposes of determination of the CODM. Cite applicable US GAAP in the analysis. If the CODM was incorrectly identified, please correct in future reports with the Commission.

Response. The Registrant notes that the disclosure in future filings will be changed to “the Research Group of the Adviser acts as each Fund’s CODM”.

Comment 2. Please discuss in correspondence why the fair value hierarchy tables do not reflect transfers to and from Level 3 (ASC 820-10-50). If there were no transfers during the period, please consider stating “There were no transfers into or out of Level 3 during the period” in future financial statements.

Response. The Registrant notes that it will include either the transfer table if needed and/or the statement indicating there were no transfers into or out of Level 3 in future filings as deemed appropriate.

Comment 3. According to the Notes to the Financial Statements for Eubel Brady & Suttman Income Fund and Eubel Brady & Suttman Income and Appreciation Fund, the Funds had certain commitments and contingencies; however, the balance sheet does not have disclosure either by amount or by a line item that references the note in the financial statements. Please explain why this disclosure was omitted from the balance sheet. See Article 6-04.15 of Regulation S-X.

Response. The Registrant notes that a line item referencing the note in the financial statements about certain commitments and contingencies (if any) will be included on the balance sheet on future filings.

Comment 4. The titles of individuals signing the certifications contained in the most recent Form N-CSR for the Trust do not specifically include the titles of Principal Executive Officer and Principal Financial Officer. Please confirm in correspondence that the individuals who signed the certifications provided with the filing are the principal executive officer and principal financial officer. Going forward, please confirm that such titles will be included in the signed certifications.

Response. The Registrant confirms that the individuals who signed the certifications are the Principal Executive Officer and the Principal Financial Officer, and that such titles will be included in the signed certifications in future N-CSR filings.

If you have any questions or additional comments, please call the undersigned at (614) 469-3297.

Very truly yours,

/s/ Michael V. Wible

Michael V. Wible